Accountabilities, Inc.
195 Route 9 South, Suite 109
Manalapan, NJ  07726
732-333-3574

March 3, 2009

Securities and Exchange Commission
100 F Street N.E.
Washington, DC  20549

Attention:              Robert Littlepage
Accountant Branch Chief

RE:	Accountabilities, Inc.
Form 8-K/A
Filed March 3, 2009
File No. 000-30734

Ladies and Gentlemen:

Accountabilities, Inc. (the “Company” or “Accountabilities”) has filed on or about this date Amendment No. 1 to the above referenced Form 8-K.  This letter sets forth the Company’s responses to the comments of the Staff of the Division of Corporation Finance set forth in its letter dated February 27, 2009.  The comment numbers correspond to the comment numbers set forth in the Staff’s letter.

Item 4.01

1.
Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant’s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification.

Response – The requested statement has been added.

2.
The disclosure should also state whether during the registrants two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountants on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports.  In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K.

Response – The requested statement has been added.

3.
Include a letter from your former accountants addressing the revised disclosures.  File the amendment under cover of Form 8-K/A and include the ITEM 4 designation, including the letter from the former accountant filed as Exhibit 16.

Response – The requested letter has been included as exhibit 16.2.

Further, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please direct any questions or comments with respect to the Form 8-K/A to Stephen DelVecchia (phone no. 732-333-3574; fax 732-960-2314).

Very Truly Yours,
Accountabilities, Inc.

Date	By:	/s/ Stephen DelVecchia
Name: Stephen DelVecchia
Title: Chief Financial Officer

cc:           Philip D. Forlenza
Jeffrey Raymond
Joseph M. Kempf